Exhibit 21

LIST OF SUBSIDIARIES

1.	HCi Viocare Technologies Ltd, incorporated in Scotland, U.K.
2.	HCi Viocare Clinics Ltd, incorporated in Scotland, U.K;
3.	W D Spence Prosthetics Limited, incorporated in Scotland, U.K.